EXHIBIT 99.8

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Centerra Gold Inc.

We consent to the use of:

•	our report dated February 19, 2026, on the consolidated financial statements of Centerra Gold Inc., which comprise the consolidated statements of financial position as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive income, shareholders’ equity, and cash flows for each of the years then ended, and the related notes, and

•	our report dated February 19, 2026, on the effectiveness of internal control over financial reporting as of December 31, 2025 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2025.

We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-257489 and 333-271496) on Form S-8 of the Entity.

/s/ KPMG LLP

Chartered Professional Accountants, Licensed Public Accountants

March 23, 2026

Toronto, Canada